Exhibit 99.6

News release…

Date: 2 February 2004
Ref: PR348F

Rio Tinto well positioned after a challenging year

•	Adjusted earnings* of $1,382 million were $148 million below 2002. Net earnings were $1,508 million compared with $651 million in 2002. Cash flow from operations of $3,486 million remained strong and was only seven per cent below 2002’s record levels.
•	The final dividend brings this year’s total payout to US 64.0 cents per share, an increase of seven per cent.
•	2003 was a year of unprecedented volatility in the commodity and currency markets. The US dollar weakened by over 30 per cent against the Australian dollar. Non-ferrous metal prices only improved markedly in the second half of the year.
•	Chinese demand for most commodities continued to grow resulting in strong iron ore, alumina, coking coal and copper concentrate markets.
•	Some other markets were weak, notably Asian thermal coal and titanium dioxide feedstocks.
•	There were two operational events in the period which significantly reduced earnings: the failure of the acid plant at Kennecott Utah Copper in the first half and the slippage of material at the Grasberg copper mine in late 2003.
•	New mines at Diavik (diamonds) and Hail Creek (coking coal) were commissioned and are ramping up to full production. Diamonds are now a major product for Rio Tinto. The expansion of the Group’s alumina capacity remains on track for commissioning in late 2004.
•	Investment of over $1 billion in the Group’s iron ore assets was approved in late 2003 in response to strong projected demand, especially from China.
•	The Group entered 2004 well positioned for the future.

Full year to 31 December (All dollars are US$ unless otherwise stated)	2003	2002	Change

Gross turnover	$11,755m	$10,828m	+9%

Cash flow from operations (incl. associate and JV dividends)	$3,486m	$3,743m	–7%

Adjusted earnings*	$1,382m	$1,530m	–10%

Net earnings (after exceptional items)*	$1,508m	$651m	+132%

Adjusted earnings per share – US cents	100.3	111.2	–10%

Earnings per share – US cents	109.5	47.3	+132%

Dividends per share – US cents	64.0	60.0	+7%

*2003 full year net earnings are stated after exceptional gains of $126 million on the disposal of Kaltim Prima and Peak/Alumbrera. 2002 net earnings were stated after exceptional charges of $763 million relating to asset write downs and $116 million relating to environmental remediation works at Kennecott Utah Copper. Adjusted earnings and adjusted earnings per share exclude exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the underlying performance of the business.

Cont…/

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD
Telephone 020 7930 2399  Fax 020 7930 3249
REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

Chairman’s comments
Rio Tinto’s chairman Paul Skinner said, “2003 was a challenging year. While demand for our products in China grew rapidly and many commodity prices rose progressively over the year, these positive factors were offset by the continued decline in the US dollar. We also faced a number of operational problems which adversely affected production, costs and earnings.

“The strengths of Rio Tinto are the resilience of its cash flows and its total commitment to long term value creation. Although adjusted earnings of $1,382 million were ten per cent lower than the level achieved in the previous year, cash from operations was down only seven per cent and our net debt fell despite a relatively heavy investment programme. It is this strength of cashflow that gives us the flexibility to invest in opportunities whenever and wherever we find them and it has also enabled the Board to declare a final dividend of US 34 cents per share, bringing the full year increase to seven per cent.

“As we enter 2004 we see stronger markets and improved prices for key products. We will also gain from new production capacity in iron ore, coking coal, diamonds and later alumina. Rio Tinto is well positioned to benefit from continuing improvement in the global economy. While the level of the US dollar remains a key uncertainty, our increased investment programme reflects this confidence.”

Chief Executive’s comments
Leigh Clifford, Rio Tinto’s chief executive said, “This has been a tough year for a number of our operations. Our seaborne thermal coal and titanium dioxide businesses have had to contend with both soft markets and a weaker US dollar.

“China’s need for increasing amounts of raw materials continues. In iron ore, the challenge has been to meet demand in what has been one of the tightest markets ever. Whilst positive for both earnings and cash flow, meeting this demand resulted in some inefficiencies which impacted our costs. China will continue to play a key role in the evolution of the minerals industry and our long life assets have the scope for expansion.

“We continue to focus on cost improvement. Building on the successful sharing of the rail infrastructure, Hamersley and Robe have reached agreement for similar cooperative arrangements covering port, equipment and other services. We have brought our Australian coal businesses under a common management structure which will significantly reduce their administration costs. Our US coal business is implementing a management system similar to the “one mine” initiative introduced at Hamersley a number of years ago. We have also made excellent progress on implementing more flexible working arrangements at Kennecott Utah Copper following the new labour contract agreed earlier in the year.

“We have high quality projects under construction across a range of commodities and we recently announced expansions of the Dampier port and the mines at Yandicoogina and West Angelas. By the end of 2005, we will have the capacity to ship over 170 million tonnes of iron ore per year from the Pilbara, an increase of some 35 per cent, and dependent on demand have options for further expansion. Demand for coking coal is enabling the Hail Creek coking coal mine to move quickly towards full capacity and the new diamond mine at Diavik has exceeded our feasibility study expectations. The first stage of the Comalco alumina refinery, which is now largely underpinned by contracted sales, remains on track for first shipments in early 2005.”

Webcast
A live webcast of the results presentation starting at 10-00 GMT (21-00 Australian Eastern Daylight Time) on 2 February 2004 can be accessed through the Rio Tinto website (www.riotinto.com). A recording of the presentation will be available on the Rio Tinto website soon after.

Commentary on the Group financial results
Adjusted earnings of $1,382 million were $148 million below the corresponding period of last year. The principal factors are shown in the table below.

Adjusted earnings	US$ m

2002	1,530

Prices	442
Exchange rates	(412)
Inflation	(106)
Volumes	38

Energy costs	(54)
Other costs	(82)
Other	26

2003	1,382

Adjusted earnings exclude the exceptional items which are described below.

Exchange and prices
The weakening of the US dollar against the currencies in which most of the Group’s costs are denominated reduced earnings by $412 million. The Australian dollar, Canadian dollar and South African rand were respectively 20 per cent, 11 per cent and 39 per cent stronger in 2003 than in 2002. The effect of these and other currency movements on operating costs was to reduce earnings by $352 million. The effect of the shift in exchange rates on balance sheet values further reduced earnings and this charge was $100 million more than the corresponding charge in 2002. Gains on currency hedges initiated by North, Ashton and Comalco before their acquisition in 2000 increased earnings by $40 million relative to 2002.

The prices of many products were stronger. Copper prices averaged 13 per cent higher; gold 17 per cent and aluminium seven per cent. The copper price was 51 per cent higher at the end of the year than at the beginning and this lead to a favourable effect from provisional pricing of $39 million. Benchmark iron ore prices increased by nine per cent.

Over the full year, seaborne thermal coal prices were on average seven per cent lower and realised uranium prices were lower due to some higher priced contracts expiring at Rossing.

Volumes
Lower gold and molybdenum volumes at Kennecott Utah Copper as a result of reduced byproduct grades, partially offset volume growth from new mines at Diavik (diamonds) and West Angelas (iron ore) and capacity expansions at Escondida (copper) and Hamersley (iron ore). The benefit of higher gold grades at Freeport, particularly in the first half of the year, was negated by lower production following a slippage of material in the fourth quarter of the year. Robust demand for diamonds enabled Argyle to make sales from inventory. Volumes of titanium dioxide feedstock were affected by weak markets.

Costs
Higher oil, power and gas prices reduced earnings by $54 million. Average oil prices were $3.50 per barrel or 14 per cent higher than in 2002. Gas prices in the US market were also higher and there were also increases in electricity prices, principally in New Zealand.

Excluding the effects of energy prices and inflation, costs increased by $82 million. Two significant events adversely affected cost performance in the period. In the first half of the year there was a three week smelter shut down at Kennecott Utah Copper as the result of the acid plant failure. The material slippage in the fourth quarter impacted both production volumes and costs at the Grasberg mine.

Costs at Coal & Allied were affected by higher demurrage caused by a shortage of rail capacity in the Hunter Valley. Costs at Rio Tinto Iron & Titanium reflected the combined impact of the absence of a one-off benefit in 2002 and a charge associated with the partial write down of a customer receivable in 2003.

Tax
Excluding exceptional items, the effective tax rate at 29 per cent compares with 31 per cent for 2002. The lower charge in 2003 reflects reduced tax payments in the US and a number of one off benefits including one of $8 million as a result of the proposed entry into the Australian tax consolidation regime, with effect from 1 January 2003.

Other
The Group continues to benefit from low interest rates thanks to its policy of having predominantly floating rate debt. The after tax net interest charge was $36 million less than in 2002 due both to lower interest paid and higher capitalised interest reflecting increased assets under construction. The net central cost of the Group’s pension schemes was about $60 million higher than in 2002.

The sale of the Fortaleza nickel mine was completed on 16 January 2004 and the profit on sale will, therefore, be taken up in 2004. However, the net earnings of Rio Tinto Brasil include a credit of $32 million resulting from the reversal of part of an impairment provision recorded in a previous year.

Exceptional items
The 2003 exceptional items of $126 million relate to gains on the disposal of Kaltim Prima Coal and Peak/Alumbrera. The $19 million gain on disposal of Peak/Alumbrera was reported as part of first half net earnings. No tax was payable on these gains.

Exceptional charges in 2002 of $879 million comprised provisions for the write down of asset carrying values of $763 million and a charge relating to environmental remediation works at Kennecott Utah Copper of $116 million. Tax relief of $42 million arose on these items.

Second half adjusted earnings
In the second half of the year, adjusted earnings were $100 million higher than in the first half largely as a result of higher selling prices, particularly for copper, iron ore, gold and aluminium. This was partly offset by further weakening of the US dollar. The pick up of titanium dioxide sales in the second half did not materialise to the extent that would normally be expected.

Cash flow
The Group’s operating cash flow remained strong. Total cash flow from operations of $3,486 million, including dividends from associates and joint ventures, was only seven per cent below 2002 despite 10 per cent lower adjusted earnings.

Tax paid includes a payment of $106 million relating to the disputed tax assessment from the Australian Tax Office described in note 29 of the 2002 financial statements. The amount paid has been recorded as a receivable in these accounts because the directors believe that the relevant tax assessments are not sustainable.

Investment in the business continued. Capital expenditure and financial investment of $1,673 million was $197 million less than 2002. Purchases of plant and equipment included the expansion of iron ore capacity and the construction of the Comalco alumina refinery. Purchases less sales of investments in 2002 of $323 million mainly related to US treasury bonds held as security for the deferred consideration on the North Jacob’s Ranch acquisition of which $76 million were sold in 2003.

Rio Tinto continues to explore opportunities to dispose of non-core assets but only when such disposals are value creating. The sale of assets, principally Peak/Alumbrera and Kaltim Prima Coal generated a cash inflow of $405 million.

Balance sheet
Shareholders’ funds increased by $2,575 million to $10,037 million due to profits exceeding dividends by $626 million and an increase due to exchange rate movements of $1,924 million. The most significant of these was the strengthening of the Australian dollar by 31 per cent against the US dollar.

Net debt reduced by $101 million to $5,646 million. The ratio of net debt to total capital improved from 41 per cent, at 31 December 2002, to 34 per cent at 31 December 2003. The balance sheet remains strong. Interest was covered 11 times.

Dividends
Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on Friday 30 January 2004. The interim and final dividends are summarised below.

	2003	2002
Rio Tinto Group
Interim (US cents)	30.00	29.50
Final (US cents)	34.00	30.50

Total dividend (US cents)	64.00	60.00

Rio Tinto plc
Interim (pence)	18.45	18.87
Final (pence)	18.68	18.60

Total dividends (pence)	37.13	37.47

Rio Tinto Limited
Interim (Australian cents)	45.02	54.06
Final (Australian cents)	44.68	51.87

Total dividends (Australian cents)	89.70	105.93

Rio Tinto Limited shareholders will be paid dividends which will be fully franked. The directors consider that there are sufficient franking credits available for paying fully franked dividends for at least the next year.

The respective dividends will be paid on Tuesday 6 April 2004 to Rio Tinto plc shareholders on the register at the close of business on Friday 12 March 2004 and to Rio Tinto Limited shareholders on the register at the close of business on Tuesday 16 March 2004. The ex- dividend date for both Rio Tinto plc and Rio Tinto Limited will be Wednesday 10 March 2004. Dividends will be paid to Rio Tinto ADR holders on Wednesday 7 April 2004.

As usual, Rio Tinto will operate its Dividend Reinvestment Plan, details of which can be obtained from the Company Secretaries’ offices and from the Rio Tinto website (www.riotinto.com). The last date for receipt of the election notice for the Dividend Reinvestment Plans is Tuesday 16 March 2004.

Rio Tinto financial information by Business Unit (1)

US$ millions	Rio Tinto interest	Gross turnover (c)		EBITDA (d)		Net earnings (e)
	%	2003	2002	2003	2002	2003	2002

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	1,329	1,117	711	676	424	401
Robe River	53.0	374	240	213	160	68	54
Iron Ore Company of Canada	58.7	442	400	47	25	7	(3)

		2,145	1,757	971	861	499	452

Energy
Kennecott Energy	100.0	955	949	236	267	88	90
Rio Tinto Coal Australia	100.0	433	417	157	233	70	134
Kaltim Prima Coal	(i)	142	216	74	79	31	26
Coal & Allied	75.7	597	623	52	207	(24)	68
Rössing	68.6	86	112	(33)	50	(19)	23
ERA	68.4	131	113	58	50	11	12

		2,344	2,430	544	886	157	353

Industrial Minerals		1,801	1,847	465	717	154	286

Aluminium	(a)	1,936	1,662	488	510	200	256

Copper
Kennecott Utah Copper	100.0	722	755	230	236	88	86
Escondida	30.0	502	283	284	121	122	32
Freeport	13.1	344	306	169	139	23	19
Freeport joint venture	40.0	397	349	225	215	104	113
Palabora	49.2	206	201	20	53	1	12
Kennecott Minerals	100.0	239	205	122	93	60	38
Rio Tinto Brasil	(b)	139	115	48	40	48	16
Other	(i)	176	254	51	100	(6)	25

		2,725	2,468	1,149	997	440	341

Diamonds
Argyle	100.0	434	372	198	175	72	63
Diavik	60.0	122	–	106	–	41	–

		556	372	304	175	113	63

Other operations		184	208	77	81	21	25

Other items		64	84	(233)	(137)	(45)	(42)
Exploration and evaluation				(127)	(130)	(98)	(109)
Net interest						(59)	(95)

Adjusted earnings						1,382	1,530
Exceptional items				126	(116)	126	(879)

Total		11,755	10,828	3,764	3,844	1,508	651

Reconciliation to the profit and loss account
Profit on ordinary activities before interest				2,392	1,602
Depreciation and amortisation in subsidiaries				1,006	954
Asset write-downs relating to subsidiaries & joint ventures				–	955
Depreciation and amortisation in JVs and associates				366	333

				3,764	3,844

References above are to notes on page 27

Rio Tinto financial information by Business Unit (2)

US$ millions	Rio Tinto interest	Capital Expenditure (f)		Depreciation & amortisation (g)		Operating assets (h)
						31 Dec	31 Dec
	%	2003	2002	2003	2002	2003	2002

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	298	79	110	94	1,543	923
Robe River	53.0	75	81	74	50	1,852	1,409
Iron Ore Company of Canada	58.7	37	39	29	35	489	416

		410	199	213	179	3,884	2,748

Energy
Kennecott Energy	100.0	168	152	105	128	561	486
Rio Tinto Coal Australia	100.0	92	126	52	37	649	406
Kaltim Prima Coal	(i)	2	5	16	21	–	46
Coal & Allied	75.7	34	58	91	69	787	626
Rössing	68.6	4	5	7	5	46	48
ERA	68.4	5	4	30	23	178	140

		305	350	301	283	2,221	1,752

Industrial Minerals		139	133	172	158	2,038	2,063

Aluminium	(a)	436	269	169	137	3,258	2,365

Copper
Kennecott Utah Copper	100.0	83	97	92	129	1,277	1,378
Escondida	30.0	45	117	79	52	492	449
Freeport	13.1	33	23	54	50	144	128
Freeport joint venture	40.0	60	55	43	40	417	412
Palabora	49.2	66	64	17	13	426	287
Kennecott Minerals	100.0	9	21	42	43	136	155
Rio Tinto Brasil	(b)	19	14	(18)	11	138	91
Other	(i)	63	60	52	73	335	443

		378	451	361	411	3,365	3,343

Diamonds
Argyle	100.0	22	31	76	76	600	488
Diavik	60.0	78	206	34	–	674	484

		100	237	110	76	1,274	972

Other operations		4	6	37	36	98	114

Other items		17	13	9	7	(455)	(148)
Less joint ventures and associates		(181)	(241)	(366)	(333)	–	–

Total		1,608	1,417	1,006	954	15,683	13,209

Less net debt						(5,646)	(5,747)

Net assets						10,037	7,462

References above are to notes on page 27

Review of Operations

Comparison of adjusted earnings
2003 adjusted earnings of $1,382 million were $148 million below the adjusted earnings of 2002. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

$m

2002 adjusted earnings	1,530

Iron Ore	47
Energy	(196)
Industrial Minerals	(132)
Aluminium	(56)
Copper	99
Diamonds	50
Other operations	(4)
Exploration	11
Interest	36
Other	(3)

2003 adjusted earnings	1,382

Iron Ore

	2003	2002	Change

Production (million tonnes)	101.5	90.1	+13%

Turnover	2,145	1,757	+22%
Net earnings	499	452	+10%
EBITDA	971	861	+13%
Capital expenditure	410	199

Market Conditions
Demand for iron ore continued to be extremely strong throughout 2003, particularly from China where imports of iron ore were 30 per cent higher than 2002. Over the past five years the average demand growth in China has been 25 per cent per annum. Demand in other markets was also strong especially in Japan, Korea and Taiwan.

Price increases reflected the strong market for iron ore, with 18.6 per cent price increases for fiscal year 2004 announced for both lump and fines, which followed a nine per cent increase in 2003.

Hamersley Iron
Net earnings at $424 million were six per cent higher than in 2002. With demand for iron ore from China at unprecedented levels, Hamersley achieved record production and shipments for the year, up eight per cent and nine per cent respectively. While achieving these rates put some pressure on operating and maintenance costs, Hamersley was able to ship ore through Robe's Cape Lambert facility from October 2003, enhancing flexibility and helping to minimise the effects of port congestion at Dampier. Demurrage costs were lower than in the second half of 2002.

The expansion of the Dampier port capacity to 116 million tonnes at a cost of $685 million was approved in December 2003. Mine capacity will be increased in line with market demand. The expansion of Yandicoogina mine from 24 million tonnes to 36 million tonnes at a cost of $200 million was also approved in December 2003.

Robe River
Net earnings of $68 million were $14 million above 2002. The West Angelas Marra Mamba product continued to enjoy strong growth in all markets, and production at the mine continued to ramp up ahead of schedule. Output capacity will reach 20 million tonnes per year in the first quarter of 2004, almost two years ahead of schedule. Expansion of capacity to 25 million tonnes per year was approved in December 2003 and this capacity will be online by mid 2005.

IOC
Net earnings of $7 million compared with a net loss of $3 million in 2002. Demand for both pellets and concentrate continued to be strong. A sustained focus on maintenance and replacement of the least efficient equipment helped improve mine performance in the second half of the year. Efforts are now focused on addressing reliability issues in the concentrator and pellet plants in order to achieve full capacity.

Energy

		2003	2002	Change
Production	Coal (million tonnes)
	US	108.2	105.3	+3%
	Australia & Indonesia	40.6	43.8	–7%
	Uranium (tonnes)	5,158	4,955	+4%

Turnover		2,344	2,430	–4%
Net earnings		157	353	–56%
EBITDA		544	886	–39%
Capital expenditure		305	350

US Coal – Kennecott Energy
Net earnings of $88 million were $2 million below 2002. Coal inventories at utilities returned to normal levels following a colder than average winter and the prolonged summer. There was some improvement in spot prices in the second half of the year.

Higher production at Antelope and Jacobs Ranch was partially offset by lower production from Cordero Rojo where managing the high wall and waste piles continued to affect costs and production volumes. Modified mining practices, which will lower the high wall, are being implemented. A new management system was implemented across Kennecott Energy in the fourth quarter of the year. Similar to the “one mine” initiative introduced at Hamersley a number of years ago, it will streamline administrative processes and reduce costs.

Asia Pacific Thermal Coal Markets
Until very late in the year, market conditions were extremely tough for Australian thermal coal exporters with lower realised prices and reduced contract tonnage compounding the effects of the weakening US dollar. Prices for 2004 deliveries have started to reflect spot prices that increased towards the end of the year as Chinese coal was diverted to domestic markets and Indonesian supply was affected by heavy rain.

Rio Tinto Coal Australia (formerly Pacific Coal)
Net earnings of $70 million were $64 million below 2002. Although volumes were resilient due to its strong contract position, RTCA was adversely affected by the weaker US dollar and lower prices. Sales from Kestrel and Blair Athol were in line with 2002.

The Hail Creek coking coal mine commenced shipments into a firm market in the third quarter of the year. Shipments were only 736,000 tonnes in 2003 but with widespread interest in the product, sales are expected to increase rapidly in 2004.

Kaltim Prima Coal
Net earnings of $31 million, including a one-off benefit from the termination of a contract, were $5 million above 2002. The sale of KPC was completed in October 2003 and the profit on disposal has been excluded from adjusted earnings.

Coal & Allied
The net loss of $24 million in 2003 compares with net earnings of $68 million in 2002. Lower export coal prices, the weaker US dollar and lower sales volumes all adversely affected profitability. Due to a shortage of rail capacity in the Hunter Valley rail system, port congestion remains an issue and demurrage costs averaged US$1 per tonne over the year. At the mines, there have been a number of initiatives to reduce costs in line with the curtailed production.

In December, agreement was reached between Coal & Allied and Rio Tinto for Rio Tinto Coal Australia to manage both its own and Coal & Allied’s assets under a centralised management structure. This will significantly reduce head office costs, benefiting both businesses. The 2003 net loss includes $6 million relating to provisions for the costs of this reorganisation which will become effective from February 2004.

Rössing
The net loss of $19 million in 2003 compares with net earnings of $23 million in 2002. The second half operating loss of $5 million was in line with that of the first half. The full year result also reflects inventory write downs necessitated by both the strength of the Namibian dollar and relatively low uranium prices. Earnings have been adversely affected by both the strength of the Namibian dollar and the effect of replacement in 2002 of some higher priced contracts with ones priced in line with the then market prices. Current plans are to close the operations when the current pit is mined out. Whilst opportunities to extend the life of the mine are still being explored, unless a significant improvement in both costs and prices can be achieved, earlier closure may become necessary.

Energy Resources of Australia
Net earnings of $11 million were $1 million below 2002 due mainly to the effects of the weaker US dollar.

Industrial Minerals

		2003	2002	Change
Production	Borates (000 tonnes)	559	528	+6%
	Titanium dioxide (000 tonnes)	1,192	1,274	–6%
	Salt (000 tonnes)	4,633	4,667	–1%
	Talc (000 tonnes)	1,357	1,327	+2%

Turnover		1,801	1,847	–2%

Net earnings	Rio Tinto Borax	80	87	–8%
	Rio Tinto Iron & Titanium	47	161	–71%
	Dampier Salt	10	24	–58%
	Luzenac	17	14	+21%
		154	286	–46%

EBITDA		465	717	–35%
Capital expenditure		139	133

Rio Tinto Borax
Net earnings of $80 million were $7 million below 2002. Borates production was six per cent above 2002 as sales volumes were increased. Market conditions remained challenging despite strong activity in the North American construction sector and sales growth in Asia. An expansion of boric acid capacity at Boron in 2005 is planned to meet rising global demand for boric acid. Costs were adversely affected by higher natural gas prices, as well as rising employee benefit costs in California and one-off charges.

Rio Tinto Iron & Titanium
Net earnings of $47 million were $114 million below 2002. The weakening US dollar had a significant adverse effect on the result. The effect on operating costs together with the revaluation of balance sheet items to year end exchange rates reduced earnings by $37 million. In addition, the lower earnings reflected the combined impact of the absence of a one-off benefit in 2002 and a charge associated with the partial write down of a customer receivable in 2003.

The feedstock market remains in oversupply particularly in the sector of conventional chloride slags, which was exacerbated by new supply that came on stream in 2003 and persistent excess inventories in the hands of some pigment producers. Demand for high grade chloride feedstock (UGS) remained strong and a capacity increase from 250,000 tonnes per annum to 325,000 tonnes per annum in 2005 was recently approved.

Dampier Salt
Net earnings of $10 million were $14 million below last year. New sources of salt supply to service the south east Asian chemicals industry are leading to overcapacity. This, together with higher freight rates, resulted in an increasingly competitive environment in the chlor-alkali industry. The result also reflects the effect of the weakening US dollar.

Luzenac
Net earnings of $17 million were $3 million above 2002. The key paper and polymer markets remained weak in 2003 on both sides of the Atlantic. Cost savings from the rationalisation of production sites offset the effects of one-off restructure costs and inflation.

Aluminium

		2003	2002	Change
Production	Bauxite (000 tonnes)	12,316	11,724	+5%
	Alumina (000 tonnes)	2,014	1,947	+3%
	Aluminium (000 tonnes)	818	795	+3%

Turnover		1,936	1,662	+16%
Net earnings		200	256	–22%
EBITDA		488	510	–4%
Capital expenditure		436	269

The above figures include Anglesey Aluminium, the responsibility for which passed from the Copper Product Group to the Aluminium Product Group during the year.

Prices
The average aluminium price in 2003 was seven per cent above the average for 2002. The tightness in the alumina market was demonstrated by spot prices which averaged over $260 per tonne compared with $140 per tonne in 2002, although the majority of alumina is sold under long term contract.

The effect of these and other prices was to increase earnings by $103 million compared with 2002 but this was more than offset by the effect of the weakening US dollar ($111 million).

Bauxite
Record production of bauxite was five per cent above 2002. This facilitated a build in inventory in advance of the requirement to supply Comalco’s alumina refinery which will be commissioned during the second half of 2004 and the potential disruption to production during construction of the NeWeipa project. The NeWeipa project, which will take the bauxite capacity to 16.5 million tonnes from the current capacity of 12 million tonnes, remains on schedule for completion before the end of 2004.

Alumina
Production from Queensland Alumina in 2003 was four per cent above 2002 which was affected by power outages and unscheduled maintenance.

Aluminium
Rio Tinto’s share of aluminium production, including the additional share of Boyne Island that was purchased in July 2002, was three per cent above 2002. In the first half of 2002 production at Tiwai Point was constrained by higher spot power prices in New Zealand but this was more than offset by record production in the second half of the year. Production from each of the other smelters was marginally higher than 2002.

Copper

		2003	2002	Change
Production	Mined copper (000 tonnes)	867	887	–2%
	Refined copper (000 tonnes)	348	417	–17%
	Mined gold (000 oz)	2,207	2,530	–13%

Turnover		2,725	2,468	+10%
Net earnings		440	341	+29%
EBITDA		1,149	997	+15%
Capital expenditure		378	451

Reflecting changes to the Copper Product Group which became effective during the first half of the year, the figures above include Kennecott Minerals and Rio Tinto Brasil but exclude Anglesey Aluminium.

Kennecott Utah Copper
Net earnings of $88 million were $2 million above 2002. The higher copper (+13 per cent), gold (+17 per cent) and molybdenum (+45 per cent) prices more than offset the effect of the anticipated lower by-product grades resulting in lower gold and molybdenum volumes. Byproduct grades will begin to return to life of mine grades in 2005.

Refined copper production was 21 per cent lower than 2002. Production in the first half of the year was adversely affected by a failure in the final absorption tower of the acid plant which stopped smelter production for three weeks. Smelter efficiency was affected throughout the year by the processing of lower grade concentrate with lower copper to sulphur ratios.

The negotiation of a new labour agreement was concluded in June 2003. The agreement has increased flexibility for personnel and work assignments. Work practice changes at the mine, together with the implementation of 12 hour shifts has resulted in 12 haul trucks being stood down and a 20 per cent improvement in truck productivity. The new agreement will enable additional changes to further increase the efficiency of the operations in the future.

Escondida
Net earnings of $122 million were $90 million above 2002. Mined production of copper was up 32 per cent due to the commissioning of the new Laguna Seca concentrator. Production was constrained by grade management in line with the previously announced plan. Escondida is returning to its normal mine plan in 2004.

Freeport and Freeport Joint Venture
Net earnings of $127 million were $5 million below 2002. As Freeport, the manager of the Grasberg mine, reported, the October 9th pit wall slide had an adverse effect on both volumes and costs. In the fourth quarter, only lower grade material was mined from the open pit and near term mine sequencing operations are being directed to accelerating the removal of waste material to ensure the restoration of safe access to the higher grade areas. Despite full production from the underground mine, mill throughput was significantly below capacity.

Freeport has recently given guidance that could result in a significant reduction in metal attributable to Rio Tinto’s joint venture interest in the operation in 2004. This would be offset by an increased metal share in 2005.

Palabora
Net earnings of $1 million were $11 million below 2002 mainly due to the strength of the South African rand. Although output from the underground mine improved through the year, secondary breaking and the effectiveness of remote rock breaking equipment continue to be issues. Average production in December was 22,600 tonnes per day. The full production capacity of 30,000 tonnes per day has been achieved on a number of days in December and remains the key operational target. It will be achieved on a more regular basis as equipment availability improves. Ore from the underground mine was supplemented by ore scavenged from the open pit and imported concentrate.

Kennecott Minerals
Net earnings of $60 million were $22 million above 2002 due mainly to the higher gold price.

Rio Tinto Brasil
Net earnings of $48 million were $32 million above 2002. The sale of Fortaleza nickel mine was completed in January 2004 and a gain on disposal will be recognised in the first half of 2004. However, the 2003 result benefited by $32 million from the reversal of a provision for asset impairment that had been made in respect of Fortaleza in a previous year.

Although gold, nickel and iron ore prices were higher than last year, the result was adversely affected by lower grades at Morro do Ouro (gold), interruptions to mining at Fortaleza (nickel) to allow additional support and mine development work and by higher freight costs for iron ore.

Other copper operations
The Copper group’s other operations made a net loss of $6 million compared with a net profit of $25 million in 2002. Net earnings from Peak Gold and the 25 per cent interest in Alumbrera are included only up to the date of their disposal in March 2003.

Copper production from Northparkes was 29 per cent lower than 2002 as a result of lower grades with ore being sourced from the open pit and the now depleted Lift 1 whilst the transition to Lift 2 continues.

Diamonds

		2003	2002	Change
Production	Diamonds (000 carats)
	Argyle	30,910	33,503	–8%
	Diavik	2,300	–	–

Turnover		556	372	+49%
Net earnings		113	63	+79%
EBITDA		304	175	+74%
Capital expenditure		100	237

Diamond market
Demand for rough diamonds was strong throughout the year. Early in the year the rough market outperformed the market for polished but demand and prices for polished improved after the end of the Iraq war and the SARS outbreak.

Argyle
Net earnings of $72 million were $9 million above 2002. Argyle’s results benefited from inventory sales. The second half of the year saw final sales from the inventory which was built up in late 2001. Carats produced were eight per cent below 2002 due to the processing of lower grade ore in line with the mining sequence.

Diavik
Net earnings were $41 million. Production commenced at Diavik during the year and the operation met or exceeded expectations in almost all areas. The process plant reached design capacity in the third quarter, about six months ahead of schedule and grades continue to improve as mining progresses through the contact zone and into the ore body proper. The first sales took place in the second half of the year and prices were comfortably ahead of those assumed in the feasibility study.

The results from the bulk sample of the A154N pipe were also positive with the quality (and hence value) of these diamonds now considered to be much better than originally anticipated. A strategic planning team, separate from the mine operations, has been established to look at how best to maximise the additional value available due to all these positive factors.

Other Operations

		2003	2002	Change
Production	Gold (000 oz)	524	605	-13%

Turnover		184	208	-12%
Net earnings		21	25	-16%
EBITDA		77	81	-5%
Capital expenditure		4	6

Net earnings from the other operations of $21 million were $4 million below 2002. Mining ceased at Kelian but processing will continue into 2005 although the earnings will become more volatile as revenues and costs are less regular.

The feasibility study for a small scale diamond mine at Murowa was completed. The next phase would be to develop a small scale operation. Costs at Lihir were adversely affected by the weaker US dollar, higher oil prices and maintenance costs.

Exploration

	2003	2002	Change
Post tax expenditure	98	109	-10%

Exploration focuses on advancing the most promising targets on a range of grass roots generative, drill testing stage and near mine programmes. Good results were obtained at a number of locations.

In the first half of the year, Cortez (Rio Tinto 40 per cent) announced the discovery of a significant new oxidised gold deposit called Cortez Hills located 12 km south east of the existing Pipeline complex in Nevada. Evaluation continued in the second half. Evaluation work also continued at the Resolution copper deposit in Arizona.

Exploration drilling continued on copper porphyry targets in southern Peru, northern Chile and Argentina. Invitations for offers of interest to acquire Rio Tinto’s interest in the Marcona copper deposit in Peru were made to several companies.

Exploration drilling, metallurgical test work and resource evaluation continued at the Dashkasan gold project in Iran.

Evaluation work was continued at the Simandou iron ore project in Guinea and an order of magnitude study initiated.

Capital Projects
The following major projects have recently been approved, are in construction or were completed during the year.

Project	Estimated Cost (100%)	Status/Milestones

Completed in 2003

Copper – Escondida Phase IV (Rio Tinto 30%). A new 110,000 tonnes of ore per day copper concentrator facility.	$1,045 m	The commissioning of the project was completed in the second quarter of 2003.

Diamonds – Diavik (Rio Tinto 60%). A new mine in the North West Territories of Canada with average annual production of about six million carats.	$900 m	The project was completed within budget and well inside the original schedule.

Energy – Hail Creek (Rio Tinto 92%). Coking coal mine in Queensland with a capacity of 5.5 million tonnes per year.	$255 m	The project was completed on time and on budget in the third quarter of the year. Interest in the product is strong.

Ongoing

Aluminium – Comalco’s alumina refinery (Rio Tinto 100%). Construction in Queensland of a greenfield alumina refinery with initial annual capacity of 1.4 million tonnes but with options to expand to 4.2 million tonnes.	$750 m	The project is currently on track and on budget. As at the end of December 2003, engineering was complete, construction 58% complete and A$ 1,300 million had been committed. First production is due in late 2004 with first shipments in early 2005.

Copper – Northparkes Lift 2 Expansion project (Rio Tinto 80%). New 15,000 tonne per day block cave mine approximately 400 metres below the existing underground operation.	$100 m	Variable ground conditions and higher than expected rock stress have caused delays as additional ground support has been necessary to ensure the safety of construction crews. The project cost has increased from $76 million to $100 million and the project remains behind schedule.

Copper – Palabora Underground (Rio Tinto 49%). 30,000 tonnes of ore per day block caving operation.	$460 m	The production ramp-up has been constrained by the inability to clear drawpoints efficiently that have been blocked with poorly fragmented, large rocks. Production of 30,000 tonnes was achieved on a number of days in December and will be achieved on a more regular basis as equipment availability improves.

Iron ore – Eastern Range mine (Rio Tinto 54%). Development of a new mine with a capacity of 10 million tonnes per annum. The mine will service a joint venture formed between Hamersley and Shanghai Baosteel Corporation.	$67 m	Construction was on schedule and 95% complete at the beginning of January. Preparations for commissioning and operations handover are underway.

Iron Ore – HIsmelt® direct iron smelting technology (Rio Tinto 60%). A joint venture between Rio Tinto (60%), Nucor Corporation (25%) Mitsubishi Corporation (10%) and Shougang Corporation (5%) to construct an 800,000 tonne capacity plant at Kwinana, Western Australia.	$200 m	Engineering is 93% complete and construction 62% complete. A$277 million has beencommitted to date. First production is expected in the second half of 2004.

Other – Project Daybreak (formerly Project Sunrise, Rio Tinto 100%). Development for mixed use of a 4,100 acre area of land near Salt Lake City, Utah.	Initial cash requirement of $50 m	Land sales are planned to start in 2004 and ramp up over a period of 5-6 years.

Recently approved

Copper – Escondida Norte (Rio Tinto 30%). Satellite deposit will provide mill feed to keep Escondida capacity above 1.2 million tonnes per annum to the end of 2008.	$400 m	Project approved in June 2003. First production is expected in the fourth quarter of 2005.

Aluminium – NeWeipa. Expansion of Weipa (Rio Tinto 100%) bauxite production to 16.5 million tonnes, and move to a two mine operation. The majority of the expenditure is for the construction of a purpose built beneficiation plant at Andoom to process fine ore. Expenditure to support Comalco’s alumina refinery is $20 million.	$150 m	The project is expected to be complete by the end of 2004.

Iron ore – Expansion of Hamerlsey’s (Rio Tinto 100%) port and rail capacity to 116 million tonnes per annum. Commissioning will be in the second half of 2005.	$685 m	The project wasapproved in early December 2003 and construction has commenced. Long lead time items costing over $200 million were ordered in advance of approval.

Iron ore – Expansion of Yandicoogina mine (Rio Tinto 100%) from 24 million tonnes per annum to 36 million tonnes per annum. Commissioning will be in the first half of 2005.	$200 m	The project was approved in early December 2003 and construction has commenced.

Iron ore – Expansion of West Angelas (Rio Tinto 53%) from 20 million tonnes to per annum to 25 million tonnes per annum. Commissioning will be in the second half of 2005.	$105 m	The project was approved in late December 2003 and construction will commence in early 2004.

Divestments
The sale of Rio Tinto’s 25 per cent interest in Minera Alumbrera, Argentina together with its wholly owned Peak Gold mine in New South Wales, Australia was completed in March 2003. Cash consideration was $210 million.

The sale of Rio Tinto and BP’s interests in PT Kaltim Prima Coal was completed in October 2003. Consideration was $500 million including assumed debt with each company receiving 50 per cent of the proceeds.

Both the above profits on disposal are disclosed separately on the face of the Profit and Loss Account and are excluded from full year adjusted earnings.

The sale of the Fortaleza nickel mine was completed in January 2004. The final consideration, which is dependent on the forward nickel price, is expected to be at least $90 million.

In January 2004, Rio Tinto reached agreement for the sale of its remaining 20 per cent interest in the Sepon project in Laos for cash consideration of $85 million.

Price and exchange sensitivities
The following sensitivities give the estimated effect on net earnings assuming that the price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect due to the revaluation of foreign currency working capital. They should therefore be used with care.

Estimated effect on Rio Tinto’s full year net earnings of:

	Change in full year average	US$m
Copper	+/-8 c/lb	109
Gold	+/-$36/oz	52
Aluminium	+/- 6.5c/lb	95
Australian dollar	+/- 6.5USc	141
Canadian dollar	+/- 7.1USc	26
South African rand	+/- 0.8 rand	22

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Daphne Morros
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 408 360 764

Website: www.riotinto.com

Profit and loss account
Years ended 31 December

	2003		2002
	US$m		US$m

Gross turnover (including share of joint ventures and associates)	11,755		10,828
Share of joint ventures' turnover	(1,820)		(1,662)
Share of associates' turnover	(707)		(723)

Consolidated turnover	9,228		8,443

Net operating costs (2002 included exceptional charges of US$1,078 million)	(7,732)		(7,612)

Group operating profit	1,496		831

Share of operating profit of joint ventures (2002 included exceptional charges of US$16 million)	536		532
Share of operating profit of associates	234		239
Profit on disposal of interests in subsidiary, joint venture and associate	126		–

Profit on ordinary activities before interest	2,392		1,602

Net interest payable	(206)		(237)
Amortisation of discount	(92)		(54)

Profit on ordinary activities before taxation	2,094		1,311

Taxation (2002 included tax relief on exceptional charges of US$42 million)	(567)		(708)

Profit on ordinary activities after taxation	1,527		603
Attributable to outside equity shareholders (2002 included exceptional charges of US$173 million)	(19)		48

Profit for the financial year (net earnings)	1,508		651

Dividends to shareholders	(882)		(826)

Retained profit/(loss) for the year	626		(175)

Earnings per ordinary share	109.5	c	47.3	c
Adjusted earnings per ordinary share	100.3	c	111.2	c

Dividends per share to Rio Tinto shareholders	64.0	c	60.0	c

Diluted earnings per share figures are 0.2 US cents (2002: 0.1 US cents) lower than the earnings per share figures above.

For the purpose of calculating earnings and adjusted earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,378 million, being the average number of Rio Tinto plc shares outstanding (1,066 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (312 million).

The results for both years relate wholly to continuing operations.

	2003	2002
	US$m	US$m

Profit for the financial year (net earnings)	1,508	651
Exceptional items impact on the above profit and loss account as follows:
Profit on disposal of interests in subsidiary, joint venture and associate	126	–
Asset write downs	–	(978)
Environmental remediation charge	–	(116)
Tax relief on exceptional items	–	42
Attributable to outside equity shareholders	–	173

Net exceptional items	126	(879)

Adjusted earnings	1,382	1,530

Cash flow statement
Years ended 31 December
	2003	2002
	US$m	US$m

Cash flow from operating activities (see below)	2,888	3,134

Dividends from joint ventures	470	513
Dividends from associates	128	96

Total cash flow from operations	3,486	3,743

Interest received	30	80
Interest paid	(231)	(264)
Dividends paid to outside shareholders	(76)	(117)

Returns on investment and servicing of finance	(277)	(301)

Taxation	(917)	(722)

Purchase of property, plant and equipment	(1,533)	(1,296)
Funding of Group share of joint ventures' and associates' capital expenditure	(94)	(137)
Other funding of joint ventures and associates	(18)	(6)
Exploration and evaluation expenditure	(130)	(124)
Sale of property, plant and equipment	19	16
Net sales / (purchases) of other investments	83	(323)

Capital expenditure and financial investment	(1,673)	(1,870)

Disposals less acquisitions	405	127

Equity dividends paid to Rio Tinto shareholders	(833)	(948)
Cash inflow before management of liquid resources and financing	191	29

Net cash (outflow)/inflow from management of liquid resources	(105)	213
Ordinary shares issued for cash	33	37
Loans received less repaid	(202)	(409)

Management of liquid resources and financing	(274)	(159)
Decrease in cash	(83)	(130)

Cash flow from operating activities
Group operating profit	1,496	831
Exceptional charges (non cash items)	–	1,078

	1,496	1,909
Depreciation and amortisation	1,006	954
Exploration and evaluation charged against profit	127	130
Provisions	154	58
Utilisation of provisions	(159)	(118)
Change in inventories	(43)	85
Change in accounts receivable and prepayments	154	158
Change in accounts payable and accruals	66	(57)
Other items	87	15

Cash flow from operating activities	2,888	3,134

Net debt of US$5,646 million at 31 December 2003 compares with US$5,747 million at 31 December 2002. The decrease of US$101 million comprises the cash inflow before management of liquid resources and financing of US$191 million less other items of US$90 million, including the effect of exchange rate movements.

Balance sheet
At 31 December

2003	2002		2003	2002
A$m	A$m		US$m	US$m

		Intangible fixed assets
1,583	1,791	Goodwill	1,185	1,015
92	101	Exploration and evaluation	69	57

1,675	1,892		1,254	1,072
		Tangible fixed assets
20,294	21,503	Property, plant and equipment	15,196	12,183

		Investments
4,318	5,487	Share of gross assets of joint ventures	3,233	3,109
(1,349)	(2,097)	Share of gross liabilities of joint ventures	(1,010)	(1,188)

2,969	3,390		2,223	1,921
690	1,158	Investments in associates/other investments	517	656

3,659	4,548	Total investments	2,740	2,577

25,628	27,943	Total fixed assets	19,190	15,832

		Current assets
2,381	2,651	Inventories	1,783	1,502
		Accounts receivable and prepayments
2,236	2,820	Falling due within one year	1,674	1,598
1,080	1,131	Falling due after more than one year	809	641

3,316	3,951		2,483	2,239
307	540	Investments	230	306
528	574	Cash	395	325

6,532	7,716	Total current assets	4,891	4,372

		Current liabilities
(2,930)	(5,941)	Short term borrowings	(2,194)	(3,366)
(2,858)	(3,484)	Accounts payable and accruals	(2,140)	(1,974)

(5,788)	(9,425)	Total current liabilities	(4,334)	(5,340)

744	(1,709)	Net current assets / (liabilities)	557	(968)

26,372	26,234	Total assets less current liabilities	19,747	14,864

		Liabilities due after one year
(5,140)	(4,780)	Medium and long term borrowings	(3,849)	(2,708)
(430)	(537)	Accounts payable	(322)	(304)

(6,058)	(6,375)	Provisions for liabilities and charges	(4,536)	(3,612)
(1,340)	(1,373)	Outside shareholders' interests (equity)	(1,003)	(778)

13,404	13,169		10,037	7,462

		Capital and reserves
		Share capital
207	272	– Rio Tinto plc	155	154
1,449	1,440	– Rio Tinto Limited (excluding Rio Tinto plc interest)	1,085	816
2,176	2,842	Share premium account	1,629	1,610
446	535	Other reserves	334	303
9,126	8,080	Profit and loss account	6,834	4,579

13,404	13,169	Equity shareholders' funds	10,037	7,462

At 31 December 2003, Rio Tinto plc had 1,067 million ordinary shares in issue and Rio Tinto Limited had 312 million shares in issue, excluding those held by Rio Tinto plc.

At 31 December 2003, net tangible assets per share amounted to US$6.38 (31 December 2002: US$4.64).

In accordance with FRS 4, all commercial paper is classified as short term borrowings though US$1,100 million (31 December 2002: US$1,749 million) is backed by medium term facilities. Under generally accepted accounting principles in the United States ('US GAAP') and Australia ('Australian GAAP'), this amount would be grouped within non-current borrowings at 31 December 2003.

Current asset investments include US$228 million (31 December 2002: US$304 million) relating to US treasury bills, which are held as security for the deferred consideration for assets acquired during 2002.

Reconciliation with Australian GAAP
At 31 December

2003 A$m		2002 A$m			2003 US$m		2002 US$m

2,133		2,818		Adjusted earnings reported under UK GAAP	1,382		1,530
194		(1,619)		Exceptional items	126		(879)

2,327		1,199		Net earnings under UK GAAP	1,508		651
				Increase/(decrease) net of tax in respect of :
(253)		(308)		Goodwill amortisation	(164)		(167)
–		(35)		Adjustments to asset carrying values	–		(19)
(8)		(24)		Taxation	(5)		(13)
11		6		Other	7		3

2,077		838		Net earnings under Australian GAAP	1,346		455

150.8	c	60.9	c	Earnings per ordinary share under Australian GAAP	97.7	c	33.1	c

Diluted earnings per share under Australian GAAP are 0.2 US cents (2002: 0.1 US cents) less than the above earnings per share figures.

Exceptional items
Net earnings under United Kingdom generally accepted accounting principles ('UK GAAP') include exceptional gains of US$126 million. In 2002 there was an exceptional charge for asset write downs and environmental remediation of US$879 million. The concepts of Adjusted earnings and exceptional items do not exist under Australian GAAP.

2003 A$m	2002 A$m		2003 US$m	2002 US$m

13,404	13,169	Shareholders' funds under UK GAAP	10,037	7,462

		Increase/(decrease) net of tax in respect of :
1,165	1,843	Goodwill	872	1,044
92	131	Taxation	69	74
626	–	Dividends	469	–
(32)	(41)	Other	(24)	(23)

15,255	15,102	Shareholders' funds under Australian GAAP	11,423	8,557

The Group's financial statements have been prepared in accordance with UK GAAP, which differs in certain respects from Australian GAAP. These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders' funds that would be required under Australian GAAP is set out above.

Goodwill
For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisitions directly against reserves. Under Australian GAAP, goodwill is capitalised and amortised by charges against income over the period during which it is expected to be of benefit, subject to a maximum of 20 years. Goodwill previously written off directly to reserves in the UK GAAP accounts has been reinstated and amortised for the purpose of the reconciliation statements.

For acquisitions in 1998 and subsequent years, goodwill is capitalised under UK GAAP, in accordance with FRS 10. Adjustments are required for Australian GAAP purposes where such capitalised goodwill is amortised over periods exceeding 20 years in the UK GAAP accounts.

Taxation
Under UK GAAP, provision for taxes arising on remittances of earnings can only be made if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under Australian GAAP, provision must be made for tax arising on expected future remittances of past earnings.

Under UK GAAP, tax benefits associated with goodwill charged directly to reserves, in 1997 and previous years, must be accumulated in the deferred tax provision. This means that the tax benefits are not included in earnings until the related goodwill is charged through the profit and loss account on disposal or closure. For Australian GAAP, no provision is required for such deferred tax because the goodwill that gave rise to these tax benefits was capitalised and gives rise to amortisation charges against profit.

Proposed dividends
Under UK GAAP, ordinary dividends are recognised in the financial year in respect of which they are paid. Under Australian GAAP, with effect from 1 January 2003, such dividends are not recognised until they are declared, determined or publicly recommended by the Board of directors. Prior to 1 January 2003, Australian GAAP was consistent with UK GAAP.

Reconciliation of movements in shareholders' funds

	2003 US$m	2002 US$m

Profit for the year	1,508	651
Dividends	(882)	(826)

	626	(175)

Adjustment on currency translation
Share capital issued	1,924	579
	25	15

	2,575	419

Opening shareholders' funds	7,462	7,043

Closing shareholders' funds	10,037	7,462

Prima facie tax reconciliation

	2003 US$m	2002 US$m

Profit on ordinary activities before taxation	2,094	1,311

Prima facie tax at UK and Australian rate of 30%	628	393

Impact of exceptional charges	(38)	328

Other permanent differences
Other tax rates applicable outside the UK and Australia	59	56
Permanently disallowed amortisation/depreciation	53	51
Research, development and other investment allowances	(5)	(7)
Resource depletion allowances	(54)	(58)
Other	(24)	24

	29	66
Other deferral of taxation
Capital allowances in excess of depreciation charges	(48)	(69)
Other timing differences	14	–

Total timing differences related to the current period	(34)	(69)

Current taxation charge for the year	585	718

Deferred tax recognised on timing differences	34	27
Deferred tax impact of changes in tax rates	–	(14)
Other deferred tax items	(52)	(23)

Total taxation charge for the year	567	708

Exploration and evaluation properties

	2003 US$m	2002 US$m

At cost less amounts written off
At 1 January	694	678
Adjustment on currency translation	119	25
Expenditure in the year	130	124
Charged against profit for the year	(47)	(50)
Disposals, transfers and other movements	(62)	(83)

At 31 December	834	694

Provision
At 1 January	(637)	(623)
Adjustment on currency translation	(104)	(22)
Charged against profit for the year	(80)	(80)
Disposals, transfers and other movements	56	88
At 31 December	(765)	(637)

Net balance sheet amount	69	57

Product analysis
2003	2002		2003	2002
%	%		US$m	US$m

		Gross turnover
12.7	12.4	Copper	1,495	1,348
9.1	9.7	Gold (all sources)	1,068	1,046
18.4	16.4	Iron ore	2,165	1,772
18.1	20.3	Coal	2,125	2,203
15.7	15.4	Aluminium	1,847	1,663
15.7	17.5	Industrial minerals	1,849	1,898
4.7	3.4	Diamonds	556	372
5.6	4.9	Other products	650	526

100.0	100.0		11,755	10,828

		Net earnings
27.1	20.8	Copper, gold and by-products	429	369
31.6	25.6	Iron ore	500	455
10.3	17.9	Coal	163	318
11.9	14.5	Aluminium	189	257
10.0	16.4	Industrial minerals	159	292
7.0	3.5	Diamonds	111	63
2.1	1.3	Other products	33	22

100.0	100.0		1,584	1,776
		Exploration and evaluation	(98)	(109)
		Net interest	(59)	(95)
		Other items	(45)	(42)

			1,382	1,530
		Exceptional items	126	(879)

			1,508	651

Geographical analysis (by country of origin)

2003	2002		2003	2002
%	%		US$m	US$m

		Gross turnover
30.3	31.2	North America	3,567	3,377
43.8	41.6	Australia and New Zealand	5,152	4,500
5.8	4.8	South America	682	525
5.6	7.2	Africa	662	783
8.8	9.6	Indonesia	1,037	1,039
5.7	5.6	Europe and other countries	655	604

100.0	100.0		11,755	10,828

		Net earnings
25.2	20.1	North America	363	326
52.3	57.8	Australia and New Zealand	754	939
10.8	4.0	South America	156	65
0.8	7.1	Africa	12	115
12.6	11.4	Indonesia	181	185
(1.7)	(0.4)	Europe and other countries	(25)	(5)

100.0	100.0		1,441	1,625
		Net interest	(59)	(95)

			1,382	1,530
		Exceptional items	126	(879)

			1,508	651

Comparative figures in the Product analysis have been restated following a change in the basis of attribution of post retirement costs to business units, and consequently to Product groups, which is explained further on page 27.

The above analysis includes Rio Tinto's share of the results of joint ventures and associates including interest.

The amortisation of discount is included in the applicable product category and geographical area. All other financing costs of subsidiaries are included in 'Net interest'.

Geographical analysis (by destination)

2003	2002		2003	2002
%	%		US$m	US$m

		Gross turnover
25.7	29.0	North America	3,024	3,143
23.3	21.6	Europe	2,742	2,340
18.0	17.9	Japan	2,119	1,943
21.5	19.2	Other Asia	2,527	2,083
7.2	8.2	Australia and New Zealand	845	887
4.3	4.1	Other	498	432

100.0	100.0		11,755	10,828

Accounting principles

The financial information included in this report has been prepared in accordance with United Kingdom Accounting Standards and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 21 July 2003. The UK GAAP financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2002.

Prior year financial information

Prior year information for the year 2002 has been extracted from the full financial statements prepared on the historical cost basis as filed with the Registrar of Companies. The auditors' report on the financial statements for the year ended 31 December 2002 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under section 237(3) (regarding provision of necessary information and explanations).

Financial information

This preliminary announcement does not constitute the Group's full financial statements for 2003, which will be approved by the Board and reported on by the auditors on 20 February 2004 and subsequently filed with the Registrar of Companies and the Australian Securities and Investments Commission. Accordingly, the financial information for 2003 is unaudited. The preliminary announcement contains financial information for 2002 which has been extracted from the audited financial statements for that year. The accounts of Rio Tinto plc and Rio Tinto Limited for 2002 were the subject of unqualified audit reports and have been delivered to the Registrar of Companies in the UK and the Australian Securities and Investments Commission, respectively.

Reconciliation with US GAAP
At 31 December
2003	2002
US$m	US$m

Net earnings under UK GAAP	1,508	651
Increase/(decrease) net of tax in respect of :
Amortisation of goodwill – subsidiaries and joint arrangements	76	90
Amortisation of intangibles – subsidiaries and joint arrangements	(40)	(59)
Amortisation of intangibles – equity accounted companies	(7)	(9)
Effect of different ore reserve estimates	(82)	–
Pensions/post retirement benefits	44	2
Share options	(21)	(17)
Adjustments to asset carrying values	(39)	(317)
Exchange differences included in earnings under US GAAP	813	287
Other	(97)	(47)

Income before cumulative effect of change in accounting principle	2,155	581
Cumulative effect of change in accounting principle for close down and restoration costs	(178)	–

Net income under US GAAP	1,977	581

Basic earnings per ordinary share under US GAAP
Before cumulative effect of change in accounting principle	156.4	c	42.2	c
After cumulative effect of change in accounting principle	143.5	c	42.2	c

Shareholders' funds under UK GAAP	10,037	7,462
Increase/(decrease) net of tax in respect of :
Goodwill – subsidiaries and joint arrangements	1,198	1,065
Goodwill – equity accounted companies	352	352
Intangibles – subsidiaries and joint arrangements	240	271
Intangibles – equity accounted companies	42	49
Effect of different ore reserve estimates	(82)	–
Taxation	69	74
Proposed dividends	469	430
Adjustments to asset carrying values	223	262
Provision for close down and restoration costs	–	178
Start-up costs	(89)	(70)
Mark to market of derivative contracts	255	(14)
Pensions/post retirement benefits	(352)	(371)
Share options	(60)	(38)
Other	(258)	(133)

Shareholders' funds under US GAAP	12,044	9,517

Diluted earnings per share under US GAAP are 0.2 US cents (2002: 0.1 US cents) less than the above earnings per share figures.

The Group's financial statements have been prepared in accordance with UK GAAP which differ in certain respects from US GAAP. The effect of adjusting net earnings and shareholders' funds for the following differences in treatment under US GAAP is set out above.

Goodwill – For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisition directly against reserves. For acquisitions in 1998 and subsequent years, goodwill is capitalised. Goodwill previously written off directly to reserves in the UK GAAP financial statements was therefore reinstated and amortised, under US GAAP. From 1 January 2002, goodwill and indefinite lived intangible assets are no longer amortised under US GAAP but are reviewed annually for impairment under FAS 142, 'Goodwill and other Intangible Assets'. Goodwill amortisation charged against UK GAAP earnings is added back in the US GAAP reconciliation.

Effect of different ore reserve estimates based on historical prices – 'For UK and Australian reporting, the Group’s ore reserve estimates are determined in accordance with the JORC code and are based on forecasts of future commodity prices. During 2003, the SEC formally indicated that, for US reporting, historical price data should be used. The application of historical prices has led to reduced ore reserve quantities for US reporting purposes for certain of the Group’s operations, which results in lower earnings for US reporting, largely as a result of higher depreciation charges.

Adjustments to asset carrying values – Following the implementation of FRS 11 in 1998, impairment of fixed assets under UK GAAP is recognised and measured by reference to the discounted cash flows expected to be generated by the asset. Under US GAAP, impairment is recognised only when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the asset. Where an asset is found to be impaired under US GAAP, the amount of such impairment is generally similar under US GAAP to that computed under UK GAAP, except where the US GAAP carrying value includes additional goodwill. Under UK GAAP, impairment provisions may be written back in a future year if the expected recoverable amount of the asset increases. Such write backs of impairment provisions are not permitted under US GAAP. Therefore, any credits to UK GAAP earnings resulting from such write backs are reversed in the US GAAP reconciliation.

Tax – Differences exist between UK GAAP and US GAAP which impact on the treatment of tax benefits related to goodwill previously written off to reserves under UK GAAP, and on tax relating to future remittances of earnings. These differences also arise in the Reconciliation with Australian GAAP and are explained further on page 22.

Reconciliation with US GAAP (continued)

Provisions for close down and restoration costs – FAS 143 ‘Accounting for Asset Retirement Obligations’ has been implemented with effect from 1 January 2003. Under this US standard, provision is made in the accounting period when the related environmental disturbance occurs, based on the net present value of estimated future costs. The costs so recognised are capitalised and depreciated over the estimated useful life of the related asset. Over time, the liabilities will be accreted for the change in their present value. This accounting treatment is broadly similar to Rio Tinto’s established policy under UK GAAP. Consequently, the adjustment to the ‘Provision for close down and restoration costs’ included in the above reconciliation at 31 December 2002 has now been eliminated through the cumulative effect of this change in accounting principle.

Share options – Under UK GAAP, no cost is accrued where the option scheme applies to all relevant employees and the intention is to satisfy the share options by the issue of new shares. Prior to 2002, under US GAAP the Group accounted for share option plans under the recognition and measurement provisions of APB Opinion 25, ‘Accounting for Stock Issued to Employees’, and related interpretations. In 2002 the Group adopted the fair value recognition provisions of FAS 123, ‘Accounting for Stock Based Compensation’, which is considered by the SEC to be a preferable accounting method for share based employee compensation. Fair value is determined using an option pricing model.

Exchange differences, Debt – The Group finances its operations primarily in US dollars and a significant proportion of the Group’sUS dollar debt is located in its Australian operations. Under UK GAAP, this debt is dealt with in the context of the currency status of the Group as a whole and exchange differences reported by the Australian operations are adjusted through reserves. US GAAP permits such exchange gains and losses to be taken to reserves only to the extent that the US dollar debt hedges US dollar assets in the Australian group. Net exchange gains of US$623 million on US dollar debt that do not qualify for hedge accounting under US GAAP have therefore been recorded in US GAAP earnings.

Exchange differences, Mark to market of derivative contracts – The Group is party to derivative contracts in respect of some of its future transactions in order to hedge its exposure to fluctuations in exchange rates against the US dollar. Under UK GAAP, these contracts are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedged transaction occurs. However, certain of the Group’s derivative contracts do not qualify for hedge accounting under FAS 133 (amended), ‘Accounting for Derivative Instruments and Hedging Activities’, principally because the hedge is not located in the entity with the exposure. Unrealised gains of US$115 million on such derivatives have therefore been recorded in US GAAP earnings. Realised gains of US$75 million, which have been capitalised under UK GAAP, have been included in earnings under US GAAP.

Notes to financial information by business unit (Pages 6 and 7)
Business units have been classified in the analysis on pages 6 and 7 according to the Group’s current management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations. This summary differs, therefore, from the Product analysis in which the contributions of individual business units are attributed to several products as appropriate.

The Product group previously known as ‘Diamonds and Gold’ has been redesignated the ‘Diamonds’ group, with effect from 1 January 2003. Kennecott Minerals and Rio Tinto Brasil are now included in the ‘Copper’ group. Kelian, Lihir and Rio Tinto Zimbabwe are included in ‘Other Operations’. In addition, Rio Tinto Aluminium has been transferred from ‘Copper’ to ‘Aluminium’.

From 1 January 2003, the way in which post retirement costs are attributed to business units, and consequently product groups, has been revised. The regular cost component of post retirement costs is included in business unit earnings and the balance of post retirement cost is recognised centrally in ‘other items’. The analyses of 2002 Net Earnings, EBITDA and Operating Assets have been restated to reflect this reallocation. There is no impact on Net Earnings for the Group.

(a) Includes Rio Tinto’s interest in Anglesey Aluminium (51%) and Comalco (100%).

(b) Includes Rio Tinto’s interest in Morro do Ouro (51%) and Fortaleza which was 99.9% at 31 December 2003.

(c) Gross turnover includes 100% of subsidiaries’ turnover and the Group’s share of the turnover of joint ventures and associates.

(d) EBITDA of subsidiaries, joint ventures and associates represents profit before: tax, net interest payable, depreciation and amortisation.

(e) Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.

(f) Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100% of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at the total capital expenditure for the Group.

(g) Depreciation figures include 100% of subsidiaries’ depreciation and goodwill amortisation and include Rio Tinto’s share of the depreciation and goodwill amortisation of joint ventures and associates. Amounts relating to joint ventures and associates are deducted before arriving at the total depreciation charge.

(h) Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For joint ventures and associates Rio Tinto’s net investment is shown. For joint ventures and associates shown in the Financial Information by Business Unit on pages 6 and 7, Rio Tinto’s share of operating assets, defined as for subsidiaries, are as follows: Escondida US$905 million (2002: US$913 million), Freeport joint venture US$417 million (2002: US$412 million), Freeport associate US$380 million (2002: US$533 million).

(i) During 2003, Rio Tinto sold its interests in Kaltim Prima Coal, Alumbrera and Peak.

Summary financial data in Australian dollar, Sterling and US dollar

2003 A$m	2002 A$m	2003 £m	2002 £m		2003 US$m	2002 US$m

18,143	19,945	7,198	7,219	Gross turnover (including share of	11,755	10,828
				joint ventures and associates)

3,232	2,415	1,282	874	Profit on ordinary activities before taxation	2,094	1,311

2,133	2,818	846	1,020	Adjusted earnings*	1,382	1,530

2,327	1,199	923	434	Profit for the financial year (net earnings)	1,508	651

169.0c	87.1c	67.1p	31.5p	Earnings per ordinary share	109.5c	47.3c
154.8c	204.7c	61.4p	74.1p	Adjusted earnings per ordinary share*	100.3c	111.2c

				Dividends per share to Rio Tinto shareholders
		37.13p	37.47p	-Rio Tinto plc	64.0c	60.0c
89.70c	105.93c			-Rio Tinto Limited	64.0c	60.0c

5,380	6,896	2,135	2,496	Total cash flow from operations	3,486	3,743

(2,582)	(3,444)	(1,024)	(1,246)	Capital expenditure and financial investment	(1,673)	(1,870)

(7,540)	(10,144)	(3,170)	(3,586)	Net debt	(5,646)	(5,747)

13,403	13,169	5,636	4,656	Equity shareholders’ funds	10,037	7,462

* Adjusted earnings exclude profit on disposal of interests in subsidiary, joint venture and associate of $US126 million, and for 2002 excluded exceptional charges of US$879 million.

The financial data above have been extracted from the primary financial statements set out on pages 19 to 21. The Australian $ and Sterling amounts are based on the US $ amounts, retranslated at average or closing rates as appropriate. For further information on these exchange rates, please see below.

Metal prices and exchange rates
Years ended 31 December

		2003	2002	Change

Metal prices - average for the period

Copper	- US cents/lb	80c	71c	13%
Aluminium	- US cents/lb	65c	61c	7%
Gold	- US$/troy oz	US$363	US$309	17%

Average exchange rates in US$

Sterling		1.63	1.50	9%
Australian dollar		0.65	0.54	20%
Canadian dollar		0.71	0.64	11%
South African rand		0.132	0.095	39%

Period end exchange rates in US$

Sterling		1.78	1.60	11%
Australian dollar		0.75	0.57	32%
Canadian dollar		0.77	0.63	22%
South African rand		0.151	0.116	30%

The Australian $ exchange rates, given above, are based on the Hedge Settlement Rate set by the Australian Financial Markets Association.

Availability of this report

This report is available on the Rio Tinto website.